EXHIBIT 99.62

Condensed Interim Consolidated
Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

High Tide Inc. Condensed Interim Consolidated Financial Statements For the three and nine months ended July 31, 2020 and 2019

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2020 and 2019.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chairman of the Board	Director and Chairman of the Audit Committee

High Tide Inc. Condensed Interim Consolidated Statements of Financial Position As at July 31, 2020 and October 31, 2019 (Unaudited – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Assets
Current assets
Cash and cash equivalents		7,108	806
Marketable securities		420	50
Trade and other receivables	9	4,233	2,385
Inventory		6,439	6,719
Prepaid expenses and deposits	8	3,046	2,518
Current portion of loans receivable		38	261
Total current assets		21,284	12,739

Non-current assets
Loans receivable		284	878
Property and equipment	7	13,374	12,382
Right-of-use assets, net	22	18,993	-
Long term prepaid expenses and deposits	8	1,595	1,380
Deferred tax asset		687	1,190
Intangible assets and goodwill	6	19,657	12,174
Total non-current assets		54,590	28,004
Total assets		75,874	40,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	7,917	4,408
Notes payable current	13	2,537	3,570
Deferred liability	12	1,853	-
Current portion of convertible debentures	10	14,518	-
Current portion of lease liabilities	22	4,725	-
Shareholder loans		-	701
Derivative liability	10, 14, 17	1,119	2,121
Total current liabilities		32,669	10,800

Non-current liabilities
Notes payable	13	1,802	62
Convertible debentures	10	10,604	19,664
Lease liabilities	22	14,698	-
Long term contract liability		62	100
Deferred tax liability		2,388	710
Total non-current liabilities		29,554	20,536
Total liabilities		62,223	31,336

Shareholders’ equity
Share capital	15	32,208	26,283
Warrants	17	7,675	6,609
Contributed surplus		2,620	2,119
Convertible debentures – equity	10	3,392	1,637
Accumulated other comprehensive income		(231)	(366)
Accumulated deficit		(32,013)	(26,696)
Equity attributable to owners of the Company		13,651	9,586
Non-controlling interest	24	-	(179)
Total shareholders’ equity		13,651	9,407
Total liabilities and shareholders’ equity		75,874	40,743

High Tide Inc. Condensed Interim Consolidated Statements of Comprehensive Income (Loss) For the three and nine months ended July 31, 2020 and 2019 (Unaudited – In thousands of Canadian dollars)

		Three months ended		Nine months ended
	Notes	2020	2019	2020	2019
		$	$	$	$
Revenue
Merchandise sales	5	22,274	7,707	53,955	18,885
Royalty revenue	5	88	449	884	584
Other revenue	5	842	132	1,596	416
Total Revenue		23,204	8,288	56,435	19,885

Cost of sales		(13,976)	(5,228)	(35,042)	(12,683)
Gross profit		9,228	3,060	21,393	7,202
Expenses
Salaries, wages and benefits		(3,592)	(2,678)	(10,045)	(7,019)
Share-based compensation	16	(2)	(207)	(100)	(2,029)
General and administration		(717)	(1,931)	(2,970)	(4,953)
Professional fees		(709)	(1,169)	(2,318)	(3,521)
Advertising and promotion		(99)	(554)	(346)	(1,720)
Depreciation and amortization	6, 7, 22	(1,849)	(462)	(5,022)	(910)
Interest and bank charges		(150)	(97)	(368)	(298)
Total expenses		(7,118)	(7,098)	(21,169)	(20,450)
Income (loss) from operations		2,110	(4,038)	224	(13,248)

Other income (expenses)
Gain on extinguishment of debenture	10	3,576	-	3,390	-
Revaluation of derivative liability	10, 14	(67)	-	247	-
Impairment loss	7	-	-	(247)	-
Gain on disposal of property and equipment		-	(2)	-	-
Revaluation of marketable securities		1,663	-	-	-
Discount on accounts receivable		-	5	-	87
Finance and other costs	10, 11	(2,742)	(1,040)	(7,983)	(1,414)
Foreign exchange gain (loss)		(4)	41	17	5
Total other expenses		2,426	(996)	(4,576)	(1,322)

Income (loss) before taxes		4,536	(5,034)	(4,352)	(14,570)
Income tax (expense) recovery		(268)	1,310	(278)	3,706
Net income (loss)		4,268	(3,724)	(4,630)	(10,864)

Other comprehensive income (loss)
Translation difference on foreign subsidary		(36)	-	135	-
Total comprehensive income (loss)		4,232	(3,724)	(4,495)	(10,864)

Net income (loss) and comprehensive income (loss) attributable to:
Owners of the Company		4,232	(3,696)	(4,487)	(10,762)
Non-controlling interest	24	-	(28)	(8)	(102)
		4,232	(3,724)	(4,495)	(10,864)

Income (loss) per share
Basic	18	0.02	(0.02)	(0.02)	(0.06)
Diluted	18	0.02	(0.02)	(0.02)	(0.06)

High Tide Inc. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – In thousands of Canadian dollars)

	Note	Share capital	Special warrants	Warrants	Contributed surplus	Equity portion of convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit	Attributable to owners of the Company	NCI	Total
		$	$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2018		35,695	16,904	905	-	-	-	(30,176)	23,328	(13)	23,315
Transition adjustment – IFRS 9		-	-	-	-	-	-	(26)	(26)	-	(26)
Transition adjustment – IFRS 15		-	-	-	-	-	-	(67)	(67)	-	(67)
Conversion of special warrants		13,051	(16,904)	3,853	-	-	-	-	-	-	-
Warrants issued December, 2018		-	-	93	-	-	-	-	93	-	93
Acquisition - Grasscity		3,047	-	-	-	-	-	-	3,047	-	3,047
Share-based compensation		71	-	-	1,958	-	-	-	2,029	-	2,029
Equity portion of convertible debentures		-	-	-	-	1,637	-	-	1,637	-	1,637
Interest payment paid in shares		1,156	-	-	-	-	-	-	1,156	-	1,156
Warrants issued April, 2019		-	-	883	-	-	-	-	883	-	883
Acquisition - Dreamweavers		1,147	-	296	-	-	-	-	1,443	-	1,443
Acquisition - Jasper Ave.		205	-	-	-	-	-	-	205		205
Warrants issued June, 2019		-	-	342	-	-	-	-	342	-	342
Reduction in share capital		(29,699)	-	-	-	-	-	29,699	-	-	-
Fee paid in shares & warrants		1,607	-	132	-	-	-	-	1,739	-	1,739
Comprehensive loss for the period		-	-	-	-	-	-	(10,864)	(10,864)	-	(10,864)
Balance, July 31, 2019		26,280	-	6,504	1,958	1,637	-	(11,434)	24,945	(13)	24,932
Opening balance, November 1, 2019		26,283	-	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares	15	860	-	-	-	-	-	-	860	-	860
Warrants	10, 17	-	-	856	401	-	-	-	1,257	-	1,257
Share-based compensation	16	-	-	-	100	-	-	-	100	-	100
Equity portion of convertible debentures	10	-	-	-	-	1,755	-	-	1,755	-	1,755
Cumulative translation adjustment		-	-	-	-	-	135	-	135	-	135
Prepaid Interest paid in shares		1,168	-	-	-	-	-	-	1,168	-	1,168
Purchase of minority interest - KushBar Inc.	4	500	-	-	-	-	-	(687)	(187)	187	-
Acquisition - 2680495 Ontario Inc.	3	1,100	-	-	-	-	-	-	1,100	-	1,100
Acquisition - Saturninus Partners	3	1,218	-	210	-	-	-	-	1,428	-	1,428
Acquisition - 102088460 Saskatchewan Ltd.	3	975	-	-	-	-	-	-	975	-	975
Asset acquisition	6	104	-	-	-	-	-	-	104	-	104
Comprehensive loss for the period		-	-	-	-	-	-	(4,630)	(4,630)	(8)	(4,638)
Balance, July 31, 2020		32,208	-	7,675	2,620	3,392	(231)	(32,013)	13,651	-	13,651

High Tide Inc. Condensed Interim Consolidated Statements of Cash Flows For the nine months ended July 31, 2020 and 2019 (Unaudited – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Operating activities
Net loss		(4,630)	(10,864)
Income tax expense (recovery)		278	(3,706)
Accretion expense		6,337	1,413
Fee for services paid in shares & warrants	15, 17	1,424	3,031
Acquisition costs paid in shares	3	624	-
Depreciation and amortization	6, 7, 22	5,022	910
Accretion of lease liability	22	1,022	-
Revaluation of derivative liability	10, 14	247	-
Impairment loss	7	247	-
Share-based compensation	16	100	2,029
Provision for impairment on accounts receivable		-	(87)
		10,671	(7,274)
Changes in non-cash working capital
Trade and other receivables		(1,774)	(1,799)
Inventory		1,117	(2,255)
Loans receivable		817	(1,108)
Prepaid expenses and deposits		453	374
Accounts payable and accrued liabilities		(5,437)	(1,837)
Income tax payable		-	189
Contract liability		(38)	(365)
Shareholder loans		-	383
Net cash provided by (used) in operating activities		5,809	(13,692)

Investing activities
Purchase of property and equipment	7	(1,837)	(6,791)
Purchase of intangible assets	6	(427)	(3,160)
Proceeds from sale of marketable securities	12	1,458	(50)
Loans payable		-	1,900
Cash paid for business combination, net of cash acquired	3	(2,484)	(6,277)
Net cash used in investing activities		(3,290)	(14,378)

Financing activities
Repayment of finance lease obligations		(5)	(4)
Proceeds from convertible debentures net of issue costs	10	8,855	22,378
Proceeds from notes payable	13	200	-
Repayment of convertible debentures	10	(1,867)	-
Lease liability payments	22	(3,400)	-
Net cash provided by financing activities		3,783	22,374

Net increase (decrease) in cash and cash equivalents		6,302	(5,696)
Cash and cash equivalents, beginning of the year		806	8,198
Cash and cash equivalents, end of the year		7,108	2,502

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

An outbreak of a new strain of coronavirus (COVID-19) resulted in a major global health crisis which continues to impact the global economy and the financial markets at the date of these financial statements. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the economy and the Company’s business in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict. Such further developments could have a material adverse effect on the Company’s business and financial condition.

2.	Accounting Policies

A.	Basis of Preparation

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2019 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of comprehensive income (loss) to conform with current period’s presentation.

The principles and accounting policies used to prepare the financial statements are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of IFRS 16.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 15, 2020.

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2019.

C.	Adoption of new standards

IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16 Leases. The new standard brings most leases on statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. The standard is effective for annual periods beginning on or after January 1, 2019. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability.

On November 1, 2019 the Company, adopted IFRS 16 Leases. The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Accounting Policies (continued)

C.	Adoption of new standards (continued)

As a result of adopting IFRS 16, the Company has recognized a significant increase to both assets and liabilities on our Condensed Interim Consolidated Statements of Financial Position, as well as a decrease to operating expenses (for the removal of fixed rent payments), an increase to depreciation (due to the depreciation of the right-of use asset), and an increase to finance costs (due to accretion of the lease liability). Lease inducements, store closure costs and average rent adjustments (which were previously included in accounts payable and accrued liabilities) and onerous lease provisions are no longer recognized as separate liabilities and are included in the calculation of right-of-use assets under IFRS 16.

Applying IFRS 16, for all leases, the Company:

●	recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of future lease payments;

●	recognizes depreciation of right-of-use assets on a straight-line basis and interest on lease liabilities in the consolidated statements of income or loss; and

●	reports the total amount of cash paid, including both the principal portion and interest within financing activities in the consolidated statements of cash flows. Lease incentives are recognized as part of the measurement of the right-of-use (“ROU”) assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease incentive liability, amortized as a reduction of rental expense on a straight-line basis.

On adoption of IFRS 16, the Company recognized lease assets and liabilities in relation to leases previously classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the related incremental borrowing rate as of November 1, 2019. The incremental borrowing rate applied is 8%. The associated right-of-use assets were measured as equal to the lease liability and prepaid rent, discounted using the incremental borrowing rates as of November 1, 2019 adjusted for the effects of provisions for onerous leases.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. In the context of the transition to IFRS 16, the Company recognized right-of-use assets of $19,638 and lease liabilities of $19,543 as at November 1, 2019. The Company capitalized prepaid lease deposits and lease inducements amounting to $95 to right of use assets on November 1, 2019 in accordance with IFRS 16.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the Company has elected to apply a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

●	the Company has elected to exclude initial direct costs incurred in obtaining leases in the measurement of the right-of-use asset on transition;

●	the Company has elected to use hindsight to determine the lease term where the lease contracts contain options to extend or terminate the lease;

●	the Company has elected not to separate lease components from any associated non lease components;

●	the Company has elected to rely on an onerous lease assessment as of October 31, 2019, as an alternative to performing an impairment review as at November 1, 2019; and

●	the Company has elected not to account for leases for which the lease term ends within 12 months of November 1, 2019 as short-term leases or leases that meet the low-value exemption.

A reconciliation of lease commitments as at October 31, 2019, outlining the effect of transition to IFRS 16 is outlined below.

Operating lease commitments disclosed at October 31, 2019	21,218
Effect of discounting using incremental borrowing rate at November 1, 2019	(5,926)
Reasonably certain lease extensions	4,251
Total Lease Liabilities as of November 1, 2019	19,543

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Accounting Policies (continued)

C.	Adoption of new standards (continued)

Accounting policy

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

●	The contract involves the use of an identified asset;

●	The Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

Estimates

The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact. There is also estimation uncertainty arising from certain leases containing variable lease terms that are linked to operational results or an index or rate.

Judgments

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Potential future cash outflows have not been included in the lease liability because it is not reasonably certain that the lease will be extended. The assessment of the lease term is reviewed if a significant event or a significant change in circumstances occurs, which affects this assessment and that is within the control of the lessee.

D.	New Accounting Pronouncements not yet adopted

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

A.	102088460 Saskatchewan Ltd. Acquisition

$
Total consideration
Cash paid	200
Common shares	975
Notes payable	470
1,645
Purchase price allocation
Property and equipment	369
Intangible assets - license	760
Goodwill	687
Deferred tax liability	(171)
1,645

On February 21, 2020, the Company completed the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operated a licensed retail cannabis store in Tisdale, Saskatchewan. As consideration for the acquisition, the Company paid to the vendor $200 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction and issued to the vendor 5,000,000 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 102088460. The note payable has been recorded at its fair value of $470 by discounting it over six months at a market interest rate of 22%.

In accordance with IFRS 3, Business Combination (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill. For the three months ended July 31, 2020, 102088460 accounted for $196 in revenues and $14 in net income and for the nine months ended July 31, 2020, it accounted for $345 in revenues and $23 in net income. If the acquisition had been completed on November 1, 2019, the Company estimates it would have recorded an increase of $208 in revenues and an increase of $13 in net income for the nine months ended July 31, 2020. The Company also incurred $24 in transaction costs, which have been expensed to finance and other costs during the period.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations (continued)

B.	2680495 Ontario Inc. Acquisition

$
Total consideration
Cash paid	2,903
Common shares	1,100
4,003
Purchase price allocation
Cash	455
Accounts receivable	59
Inventory	444
Property and equipment	304
Intangible assets - license	3,880
Goodwill	713
Accounts payable and accrued liabilities	(846)
Deferred tax liability	(1,006)
4,003

On January 24, 2020, the Company completed the acquisition of 2680495 Ontario Inc. (“2680495”) which operated a licensed retail cannabis store in Hamilton, Ontario. As consideration for the acquisition, the Company paid to the vendor $2,903 in cash and issued to the vendor 4,761,905 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 2680495.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill. For the three months ended July 31, 2020, 2680495 accounted for $2,799 in revenues and $492 in net income and for the nine months ended July 31, 2020, it accounted for $7,077 in revenues and $972 in net income. The Company also incurred $600 in transaction costs, which have been expensed to finance and other costs during the period ended January 31, 2020. If the acquisition had been completed on November 1, 2019, the Company estimates it would have recorded an increase of $4,827 in revenues and an increase of $628 in net income for the nine months ended July 31, 2020.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations (continued)

C.	Saturninus Partners Acquisition

$
Total consideration
Common shares	1,218
Warrants	210
Contingent consideration	116
1,544
Purchase price allocation
Cash	164
Accounts receivable	15
Prepaid expenses and deposits	28
Inventory	393
Property and equipment	269
Intangible assets - license	1,476
Goodwill	489
Accounts payable and accrued liabilities	(891)
Deferred tax liability	(399)
1,544

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company has classified this acquistion as a joint operation. The activity of the joint operation constitutes a business, as defined in IFRS 3 Business Combinations, it shall apply, to the extent of its share in accordance with all of the principles on business combinations accounting. As consideration for the transaction, the Company issued to nominees of the partners of the partnership an aggregate of 5,319,149 common shares of the Company, as well as common share purchase warrants to purchase up to an aggregate of 2,500,000 shares of the Company. Each warrant entitles the holder to acquire one share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Company, a royalty of 1% of the gross revenues of the Sudbury store. Contingent consideration was calculated using the present value of expected payment, discounting using 22% discount rate. The expected payment of $176 is determined by considering the 1% share of forecasted revenue. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill. The Company incurred no transaction cost for the acquistion. For the three months ended July 31, 2020, Saturninus accounted for $899 in revenues and $171 in net income and for the nine months ended July 31, 2020, it accounted for $1,955 in revenues and $353 in net income. If the acquisition had been completed on November 1, 2019, the Company estimates it would have recorded an increase of $977 in revenues and an increase of $147 in net income for the nine months ended July 31, 2020.

4.	Purchase of Minority interest in Shareholder

On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the definitive agreement, High Tide, which held a controlling interest of 50.1% in KushBar, acquired the Minority Interest in a transaction (the “Transaction”) that resulted in KushBar becoming a wholly owned subsidiary of High Tide. The consideration paid for the minority interest was by the issuance of a secured convertible debenture in the principal amount of approximately $700 to settle a shareholder loan with the minority shareholder and 2,645,503 number of common shares in the capital of High Tide (“Shares”) having an aggregate fair value of $500, with each common share priced at the 10-day volume weighted average trading price of the shares on the CSE immediately prior to the closing date. The book value of the non-controlling interest at the time of the purchase was negative $187. The incremental amount of the fair value of the consideration paid over the book value of the non-controlling interest at December 10, 2019, of $687 was recognized as an adjustment to accumulated deficit.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Revenue from Contracts with Customers

For the three months ended July 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	16,232	1,139	36	17,407
USA	3,832	1,487	-	5,319
International	478	-	-	478
Total revenue	20,542	2,626	36	23,204
Major products and services
Cannabis	14,650	-	-	14,650
Smoking accessories	5,128	2,496	-	7,624
Franchise royalties and fees	53	-	35	88
Other revenue	711	130	1	842
Total revenue	20,542	2,626	36	23,204
Timing of revenue recognition
Transferred at a point in time	20,542	2,626	36	23,204
Total revenue	20,542	2,626	36	23,204

For the nine months ended July 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	42,652	2,781	343	45,776
USA	6,911	2,884	-	9,795
International	864	-	-	864
Total revenue	50,427	5,665	343	56,435
Major products and services
Cannabis	38,622	-	-	38,622
Smoking accessories	9,941	5,392	-	15,333
Franchise royalties and fees	554	-	330	884
Other revenue	1,310	273	13	1,596
Total revenue	50,427	5,665	343	56,435
Timing of revenue recognition
Transferred at a point in time	50,427	5,665	343	56,435
Total revenue	50,427	5,665	343	56,435

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Intangible Assets and Goodwill

	Software	Licenses	Lease buy-out	Brand Name	Goodwill	Total
	$	$	$	$	$	$
Cost
Balance, October 31, 2018	159	-	777	-	-	936
Additions	553	-	1,780	-	-	2,333
Additions from business combinations	1,136	2,594	-	1,539	9,066	14,335
Impairment loss	-	-	-	-	(4,600)	(4,600)
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Additions (i)	323	-	104	-	-	427
Additions from business combinations (Note 3)	-	6,116	-	-	1,886	8,002
Impairment loss	-	-	-	-	-	-
Balance, July 31, 2020	2,171	8,710	2,661	1,539	6,352	21,433
Accumulated depreciation
Balance, October 31, 2018	2	-	-	-	-	2
Amortization	109	75	191	-	-	375
Balance, October 31, 2019	111	75	191	-	-	377
Amortization	160	650	151	-	-	961
Balance, July 31, 2020	271	725	342	-	-	1,338
Foreign currency translation
Balance, October 31, 2018	-	-	-	-	-	-
Recorded in other comprehensive loss	60	-	-	57	336	453
Balance, October 31, 2019	60	-	-	57	336	453
Recorded in other comprehensive loss	(2)	-	-	(2)	(11)	(15)
Balance, July 31, 2020	58	-	-	55	325	438
Net book value
Balance at October 31, 2018	157	-	777	-	-	934
Balance, October 31, 2019	1,677	2,519	2,366	1,482	4,130	12,174
Balance, July 31, 2020	1,842	7,985	2,319	1,484	6,027	19,657

(i)	On March 2, 2020, the Company acquired a lease for a cannabis retail store located in Canmore, Alberta (“Canmore”). The total consideration paid to acquire the lease was $104, which was paid by issuance of 612,764 common shares of High Tide with a fair value of $104 based on the 10-day volume weighted average price of $0.17 prior to the closing date. The Company has begun the process of converting the store to a Canna Cabana retail location for the sale of recreational cannabis, subject to inspection and licensing by Alberta Gaming, Liquor and Cannabis.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Property and Equipment

	Office equipment and computers	Leasehold improvements	Vehicles	Buildings	Total
	$	$	$	$	$
Cost
Balance, October 31, 2018	193	3,609	167	145	4,114
Additions	196	6,823	-	2,655	9,674
Additions from business combinations	63	293	-	-	356
Impairment loss	-	(220)	-	-	(220)
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Additions	238	1,599	-	-	1,837
Additions from business combinations (Note 3)	31	911	-	-	942
Impairment loss (i)	(8)	(239)	-	-	(247)
Balance, July 31, 2020	713	12,776	167	2,800	16,456
Accumulated depreciation
Balance, October 31, 2018	49	325	142	-	516
Depreciation	78	940	6	2	1,026
Balance, October 31, 2019	127	1,265	148	2	1,542
Depreciation	68	1,459	5	8	1,540
Balance, July 31, 2020	195	2,724	153	10	3,082
Net book value
Balance, October 31, 2018	144	3,284	25	145	3,598
Balance, October 31, 2019	325	9,240	19	2,798	12,382
Balance, July 31, 2020	518	10,052	14	2,790	13,374

(i)	During the nine months ended July 31, 2020, the Company undertook a strategic shift with regards to its retail operations. As a result of the strategic shift, one of the retail locations in Lloydminster was closed permanently which resulted in an impairment of $247.

8.	Prepaid expenses and deposits

As at	July 31, 2020	October 31, 2019
	$	$
Business acquisition deposit	100	300
Deposits on cannabis retail outlets	1,595	1,380
Prepaid interest, insurance and other	1,668	1,833
Prepayment on inventory purchases	1,278	385
Total	4,641	3,898
Less current portion	(3,046)	(2,518)
Long-term	1,595	1,380

9.	Trade and other receivables

As at	July 31, 2020	October 31, 2019
	$	$
Trade accounts receivable	3,009	1,066
Sales tax receivable	351	162
Other receivables (i)	873	1,157
Total	4,233	2,385

(i)	Other receivables balance of $873 primarily consists of royalties earned from Ontario licensees.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures

i.	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model with the following assumptions: stock price of $0.36; expected life of 2 years; $Nil dividends; 130% volatility; and risk-free interest rate of 1.60%. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount”). The Structured Payments, which start in November 2021, will be credited towards the Deferred Amount. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.425 per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Management calculated the fair value of the liability component as $5,200 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,000 being allocated to equity. The Company also recognized $3,576 as a gain on extinguishment of debenture.

ii.	On April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares. Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants. On December 4, 2019, the Company repaid $1,500 and on April 1, 2020, the Company repaid $367 towards the principal of the convertible debt. During, the nine months ended July 31, 2020 the Company recognized $186 loss on extinguishment of debenture.

iii.	On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares. Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $128 being allocated to warrants, recorded in equity. On June 15, 2020, the Company issued an aggregate of 1,871,343 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

iv.	On November 14, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,057 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.255 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 784,314 Shares.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $161 and the residual of $132 being allocated to warrants, recorded in equity.

v.	On December 4, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,115. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 8,392,857 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.208 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,016,826 Shares. An advising fee of $3 was paid in connection to the convertible debt.

Management calculated the fair value of the liability component as $1,806 using a discount rate of 22%, the conversion option at relative fair value of $167 and the residual of $142 being allocated to warrants, recorded in equity.

vi.	On December 12, 2019, the Company issued $700, to acquire the remaining 49.9% interest (the “Minority Interest”) in HighTide’s majority-owned subsidiary, KushBar Inc. Pursuant to the definitive agreement, High Tide, which held a controlling interest of 50.1% in KushBar, acquired the Minority interest in a transaction (the “Transaction”) that resulted in KushBar becoming a wholly owned subsidiary of High Tide. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.25 per share and mature two years from the closing of the offering. The debentures do not bear any interest rate. However, that any principal amount outstanding following the maturity date will bear interest at a rate of 10% per annum until repaid. If, following the expiry of all hold periods imposed by applicable Canadian securities laws, the volume-weighted average trading price of the common shares on the CSE exceeds $0.30 for a period of 30 consecutive days, High Tide will be entitled to, subject to certain other conditions being met, cause the holder to convert all or part of the outstanding principal amount of the debenture into common shares. In addition, if at any time during the term thereof, High Tide issues securities at a price deemed lower than the conversion price then in effect, then, subject to certain other conditions, such conversion price will be adjusted downward to such lower price.

In accordance with IFRS 9, the equity conversion option embedded in the convertible debenture was determined to be a derivative liability, which has been recognized separately at its fair value of $230. The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash, or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.18; expected life of 2 year; $nil dividends; expected volatility of 70%; exercise price of $0.25; and risk-free interest rate of 1.94%. The debt host has been recognized at its amortized cost of $470, which represents the remaining fair value allocated from the amount of shareholder loan settled of $700. As of July 31, 2020, the conversion option had a fair value of $203 and the Company recognized a $27 unrealized gain on the derivative liability for the nine months ended July 31, 2020. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.15; expected life of 1.4 year; $nil dividends; expected volatility of 70%; exercise price of $0.25; and risk-free interest rate of 0.52%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

vii.	On December 14, 2019, the Company issued $2,000 in convertible debt to settle the put option related to Grasscity acquisition valued at $2,554 as of October 31, 2019. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,508 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.175 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,142,857 Shares.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $428 and the residual of $419 being allocated to warrants, recorded in equity.

viii.	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. The Company will have immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17 per share and mature one year from the closing of the offering. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial Facility amount, which the Company capitalized into the principal amount advanced under the Facility. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. As of January 31, 2020, the Company withdrew in the amount of $5,000 from the credit facility. As of July 31, 2020, the Company still have access to unused remaining balance of $5,000.

Gross proceeds were $5,000 and net proceeds were $4,743, net of cash transaction costs of $257. The gross proceeds were allocated using the Black-Scholes model to value warrants at $1,248 which was recorded as a derivative liability for $1,248, the host debt component for $3,430, and the embedded derivatives for $322. The warrants were initially valued at $1,248 using the Black-Scholes model and the following assumptions were used: stock price of $0.16; expected life of two years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52%. At July 31, 2020, the warrants were revalued at $745 using the Black-Scholes model and the following assumptions were used: stock price of $0.145; expected life of 1.4 years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52% and recognized a gain of $503 as revaluation of derivative liability. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.16; expected life of 2 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 1.98%. Management elected to capitalize $257 transaction costs, which are directly attributable to the issuance of the loan agreement. As of July 31, 2020, the conversion option had a fair value of $171 and the Company recognized a $151 unrealized gain on the derivative liability for the nine months ended July 31, 2020. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.145; expected life of 1.4 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 0.52%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

As at	July 31, 2020	October 31, 2019
	$	$
Convertible debentures, beginning of year	19,664	-
Gain on extinguishment of debenture	(3,390)
Cash advances from debt	9,115	22,890
Debt issuance to settle liabilities	2,700	-
Debt issuance costs paid in cash	(260)	(471)
Debt issuance costs paid in equity instruments	-	(93)
Transfer of warrants component to equity	(693)	(1,690)
Transfer of conversion component to equity	(1,755)	(2,422)
Transfer of conversion component to derivative liability	(1,800)	-
Repayment of debt	(1,867)	-
Accretion on convertible debentures	3,408	1,450
Total	25,122	19,664
Less current portion	(14,518)	-
Long-term	10,604	19,664

11.	Finance and other costs

Finance and other costs are comprised of the following:

	Three months ended July 31		Nine months ended July 31
	2020	2019	2020	2019
	$	$	$	$
Accretion expense - convertible debenture	1,251	480	3,408	578
Accretion expense - notes payable	52	-	108	-
Interest on convertible debenture	818	488	2,223	622
Interest on notes payable	70	21	234	21
Accretion of lease liability	358	-	1,022	-
Transaction costs	193	51	364	193
Acquisition costs	-	-	624	-
Total	2,742	1,040	7,983	1,414

12.	Deferred liability

On February 14, 2020, the Company entered into an asset sale agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to 5 permitted retail cannabis stores (the “Portfolio”) to Halo for $12,000, payable in the form of 46,153,846 common shares of Halo at deemed price of $0.26 per share, of which $3,500 has been paid to the Company as a non-refundable deposit, which have been recorded as deferred liability, as the transaction is subject to regulatory approval. During the nine months ended July 31, 2020, the Company sold 10,168,500 common shares of Halo for $1,458 and recognized $1,186 loss on sale of these common shares against deferred liability. The remaining 3,293,038 shares were valued at July 31, 2020 at $395 which resulted in a unrealized loss of $461 for the nine months ended July 31, 2020 and which was also recorded against the deferred liability.

$
Deposit	3,500
Loss on sale of marketable securities	(1,186)
Unrealized loss	(461)
As at July 31, 2020	1,853

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Notes payable

On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During, the three-month ended July 31, 2020, the Company incurred accretion of $10.

On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares. The loan had a twelve - month term at an interest rate of 5.5% per annum payable monthly with a maturity date of June 30th, 2020. On July 16, 2020, the Company refinanced the loan through Windsor Private Capital (“Windsor”), a Toronto-based merchant bank. The new loan has a seventeen - month term and bears an interest rate of 10% per annum payable monthly with a maturity date of December 30th, 2021. The Company also incurred $43 in transaction costs, which will be expensed over the term of the loan.

On September 4, 2019, the Company entered into a $2,000 term loan agreement with a private lender. The loan had a twelve-month term and carried an interest rate of 12% per annum payable monthly. In connection with the advance of the loan, the Company issued 1,600,000 warrants to the lender. Each warrant is redeemable for one common share in the capital of the Company at a price of $0.85 per Common Share for a period of two years from the date of the loan agreement. Management calculated the fair value of the liability component as $1,895 using a discount rate of 22%, with the residual amount of $105 being allocated to warrants, recorded in equity. During, the three-month ended July 31, 2020, the Company incurred accretion of $12. The loan was personally guaranteed by the CEO.

On February 21, 2020, the Company completed the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operated a licensed retail cannabis store in Tisdale, Saskatchewan. As consideration for the acquisition, the Company paid to the vendor $200 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction which bears no interest and also issued to the vendor 5,000,000 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 102088460. The note payable has been recorded at its fair value of $470 by discounting it over six months at a market interest rate of 22%. During the three-months ended July 31, 2020, the Company incurred accretion of $30.

The Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2022.

As at	July 31, 2020	October 31, 2019
		$
Vendor loan	1,600	1,600
Term loan	1,977	1,910
Acquisition - Dreamweavers - notes payable	62	122
Acquisition - 102088460 – promissory note	500	-
Government loan	200	-
Total	4,339	3,632
Less current portion	(2,537)	(3,570)
Long-term	1,802	62

14.	Derivative Liability

The put option issued on the Grasscity acquistion on December 19, 2018 was initially measured at $2,853 using a monte-carlo simulation and the following assumptions: stock price: $0.3623; expected life of 1 year; $nil dividends; expected volatility of 126% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%. On October 31, 2019, the Company revalued the fair value of the derivative liability and recognized an unrealized gain of $732 in the consolidated statements of income (loss) and other comprehensive income (loss). On Decemeber 14, 2019, the Company settled the derivative liability of $2,554 by issuance of $2,000 convertible debt and recognized a loss of $433 as revaluation of derivative liability. The derivative liability was revalued to $2,554 using the Black-Scholes model and the following assumptions: stock price: $0.25; expected life of 1 year; $nil dividends; expected volatility of 92% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share Capital

(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2018	151,749,914	35,695
Issued upon listing of securities	36,728,474	13,051
Issued upon closing of Grasscity acquisition	8,410,470	3,047
Issued to pay fees in shares	4,042,203	1,607
Issued to pay interest via shares	2,608,236	1,156
Reduction in share capital	-	(29,699)
Issued upon closing of Dreamweavers acquisition	3,100,000	1,147
Share-based compensation	200,000	71
Issued upon closing of Jasper Ave. acquisition	559,742	205
Balance, July 31, 2019	207,399,039	26,280
Opening balance, November 1, 2019	207,406,629	26,283
Issued to pay fees in shares (i)	3,852,319	860
Issued to pay interest via shares (Note 10)	6,782,011	1,168
Acquisition - KushBar (Note 4)	2,645,503	500
Acquisition - Hamilton (Note 3)	4,761,905	1,100
Acquisition - Sudbury (Note 3)	5,319,149	1,218
Acquisition - Tisdale (Note 3)	5,000,000	975
Asset acquisition - Canmore (Note 6)	612,764	104
Balance, July 31, 2020	236,380,280	32,208

(i)	During the nine months ended July 31, 2020, the Company settled payables of $860 through issuance of 3,852,319 common shares of the Company. The fair value of these shares was determined based on 10 -day volume weighted average price of shares before settlement.

16.	Stock Option Plan

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. Generally, one-fourth vesting immediately, one-fourth twelve months after the option grant date, one-fourth eighteen months after the option grant date and one-fourth twenty-four months after the option grant date. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	July 31, 2020		October 31, 2019
	Number of options	Weighted Average Exercise Price ($)	Number of options	Weighted Average Exercise Price ($)
Balance, beginning of year	10,610,000	0.50	-	-
Granted	200,000	0.50	12,410,000	0.50
Forfeited	(1,400,000)	0.50	(1,800,000)	0.50
Balance, end of period	9,410,000	0.50	10,610,000	0.50
Exercisable, end of period	7,371,250	0.50	5,966,875	0.50

For the nine months ended July 31, 2020, the Company recorded share-based compensation of $100 (2019 -$2,029) related to stock options.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Warrants

	Number of warrants	Warrants amount	Derivative liability amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$	$
Opening balance, November 1, 2018	4,252,620	905	-	0.3773	0.19
Special warrants converted into units November 27, 2018	18,364,236	3,853	-	0.7500	0.16	November 26, 2020
Issued to brokers for financing	504,733	93	-	0.7500	0.00	December 10, 2020
Issued warrants on Convertibile debt April 18, 2019	11,146,667	885	-	0.8500	0.18	April 17, 2021
Issued warrants for acquisition - Dreamweavers	1,550,000	295	-	0.7500	0.03	May 22, 2021
Issued warrants on convertibile debt June 17, 2019	4,266,667	340	-	0.8500	0.09	June 16, 2021
Issued warrants for services	2,000,000	132	-	0.5000	0.03	March 21, 2021
Balance, July 31, 2019	42,084,923	6,503	-	0.6896	0.68
Opening balance, November 1, 2019	43,677,333	6,609	-	0.6083	0.72
Issued warrants for services (i)	300,000	63	-	0.3800	0.00	September 3, 2021
Issued warrants for services (ii)	3,500,000	390	-	0.3000	0.03	November 12, 2021
Issued warrants for services (iii)	1,000,000	111	-	0.3000	0.01	November 12, 2021
Issued warrants on Convertibile debt November 14, 2019 (Note 10)	7,936,507	132	-	0.5000	0.08	November 14, 2021
Issued warrants on Convertibile debt December 4, 2019 (Note 10)	8,392,857	142	-	0.5000	0.08	December 4, 2021
Issued warrants on Convertibile debt December 14, 2019 (Note 10)	7,936,508	419	-	0.5000	0.08	December 12, 2021
Issued warrants for acquisition - Saturninus Partners (Note 3)	2,500,000	210	-	0.4000	0.04	January 26, 2022
Issued warrants on Convertibile debt January 06, 2020 (Note 10)(iv)	58,823,529	-	745	0.2550	0.62	January 6, 2022
Warrants expired	(1,865,270)	(401)	-	-	-
Balance, July 31, 2020	132,201,464	7,675	745	0.4159	1.66

i)	The Company issued 300,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.38. The warrants were valued at $63 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

ii)	The Company issued 3,500,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $390 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iii)	The Company issued 1,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $111 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iv)	The Company issued 58,823,529 warrants under a loan offering. Warrants vest based on amount drawn from the credit facility. Out of which 35,294,117 are exercisable as of July 31, 2020. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. The vested warrants were initially valued at $1,248 using the Black-Scholes model and the following assumptions were used: stock price of $0.16; expected life of two years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52%. At July 31, 2020, the warrants were revalued at $745 using the Black-Scholes model and the following assumptions were used: stock price of $0.145; expected life of 1.4 years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52% and recognized a gain of $503 as revaluation of derivative liability.

As at July 31, 2020, 108,672,052 warrants were exercisable.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Income (Loss) Per Share

	Three months ended July 31		Nine months ended July 31
	2020	2019	2020	2019
	$	$	$	$
Net income (loss) for the period	4,268	(3,724)	(4,630)	(10,864)
Non-controlling interest	-	28	8	102
Net income (loss) for the period attributable to owners of the Company	4,268	(3,696)	(4,622)	(10,762)

	#	#	#	#
Weighted average number of common shares - basic and diluted	234,508,932	204,361,819	226,865,123	193,021,524
Basic income (loss) per share	0.02	(0.02)	(0.02)	(0.06)
Dilutive income (loss) per share(i)	0.02	(0.02)	(0.02)	(0.06)

(i)	The Company did not have any options, warrants or other potential dilutive common share instruments outstanding during the periods ended July 31, 2020 and 2019.

19.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

A full analysis is provided in Note 22 of the audited consolidated financial statements of the company for the year ended October 31, 2019 with significant updates as follows:

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, trade receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents balance is limited because the counterparties are large commercial banks. The amount reported for trade receivable in the statement of financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Trade receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of trade accounts receivable and the allowance for expected credit loss:

As at	July 31, 2020	October 31, 2019
	$	$
Current (for less than 30 days)	2,538	650
31 – 60 days	41	99
61 – 90 days	171	80
Greater than 90 days	638	1,876
Less allowance	(379)	(1,639)
	3,009	1,066

During the nine month period ended July 31, 2020, $1,260 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2019 – $100). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

19.	Financial Instruments and Risk Management (continued)

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the period ended July 31, 2020, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2019
Accounts payable and accrued liabilities	4,408	4,408	-	-
Notes payable	3,632	3,570	62	-
Shareholder loans	701	701	-	-
Convertible debentures	19,664	-	19,664	-
Total	28,405	8,679	19,726	-
July 31, 2020
Accounts payable and accrued liabilities	7,917	7,917	-	-
Notes payable	4,339	2,537	1,802	-
Convertible debentures	25,122	14,518	10,604	-
Total	37,378	24,972	12,406	-

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2020 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	July 31, 2020 (Euro)	July 31, 2020 (USD)	July 31, 2020 Total	October 31, 2019
	$	$	$	$
Cash	103	806	909	252
Accounts receivable	21	1,740	1,761	421
Accounts payable and accrued liabilities	(960)	(200)	(1,160)	(998)
Net monetary assets	(836)	2,346	1,510	(325)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $117 (October 31, 2019 - $11). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $42 (October 31, 2019 - $17). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019
For the three months ended July 31,	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	20,541	6,643	2,627	1,421	36	224	23,204	8,288
Gross margin	8,284	2,343	909	494	35	223	9,228	3,060
Income (loss) from operations	2,917	(1,614)	107	(541)	(914)	(1,883)	2,110	(4,038)
Net Income (loss)	2,267	(1,202)	84	(325)	1,917	(2,197)	4,268	(3,724)

Total assets	50,264	32,350	6,907	4,819	18,703	3,574	75,874	40,743
Total liabilities	22,960	4,521	1,737	672	37,526	26,143	62,223	31,336

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019
For the three months ended July 31,	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	18,852	6,971	-	-	4,352	1,317	23,204	8,288
Gross margin	7,142	2,365	-	-	2,086	695	9,228	3,060
Income (loss) from operations	1,071	(3,734)	(301)	-	1,340	(304)	2,110	(4,038)
Net Income (loss)	3,422	(3,449)	(321)	-	1,167	(275)	4,268	(3,724)

Total assets	71,886	33,894	1,514	-	2,474	6,849	75,874	40,743
Total liabilities	59,836	30,830	699	-	1,688	506	62,223	31,336

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019
For the nine months ended July 31,	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	50,429	14,319	5,664	5,314	342	252	56,435	19,885
Gross margin	19,100	4,982	1,952	1,968	341	252	21,393	7,202
Income (loss) from operations	4,111	(4,418)	(626)	(958)	(3,261)	(7,872)	224	(13,248)
Net (loss) Income	2,673	(3,400)	(677)	(1,503)	(6,626)	(5,961)	(4,630)	(10,864)

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019
For the nine months ended July 31,	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	48,582	16,574	-	-	7,853	3,311	56,435	19,885
Gross margin	17,379	5,552	-	-	4,014	1,650	21,393	7,202
Income (loss) from operations	(546)	(12,582)	(688)	-	1,458	(666)	224	(13,248)
Net (loss) Income	(5,212)	(10,229)	(750)	-	1,332	(635)	(4,630)	(10,864)

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Related Party Transactions

As at July 31, 2020, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

Included in the convertible debenture issued on December 12, 2018, was an investment by CannaIncome Fund Corporation for a total subscription amount of $250, whose CEO is a director of the Company.

Operational transactions

An office and warehouse unit, approximately 27,000 square feet, has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidiary of High Tide Inc.

A director of the Company was engaged to provide legal services to the Company. During the nine months ended July 31, 2020, the Company’s expenses included $89 (2019 - $92) related to these services.

22.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	$
Balance at November 1, 2019	19,638
Net additions	1,876
Depreciation expense for the period	(2,521)
Balance at July 31, 2020	18,993

Lease Liabilities	$
Balance at November 1, 2019	19,543
Net additions	2,258
Cash outflows in the period	(3,400)
Accretion (Interest) expense for the period ended	1,022
Balance at July 31, 2020	19,423
Current	(4,725)
Non-current	14,698

The following is a summary of the contractual undiscounted cash outflows for lease obligations as of July 31, 2020:

$
Less than one year	5,103
Between one and five years	11,440
Greater than five years	3,922
20,465

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Contingent liability

An action with the Court of Queen’s Bench (Alberta) (the “QB Claim”) and a complaint with the Human Rights Tribunal (Alberta) (the “HR Complaint”) was filed by a former employee. The amount claimed by the former employee is approximately $200 plus interest and other costs. The Company has calculated a provision based on the amount claimed and the probability of the QB Claim being successful.

24.	Non-controlling interest

On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the definitive agreement, High Tide, which held a controlling interest of 50.1% in KushBar, acquired the Minority Interest in a transaction (the “Transaction”) that resulted in KushBar becoming a wholly owned subsidiary of High Tide. The net change in the non-controlling interests for the nine months ended July 31, 2020, were as follows:

$
As at October 31, 2019	(179)
Net Income	(8)
Purchase of non-controlling interest	187
As at July 31, 2020	-

25.	Subsequent events

i.	On August 21, 2020, the Company entered into a definitive arrangement agreement to acquire all of the issued and outstanding shares of Meta Growth Corp (“Meta Growth” or “META”). The Transaction will be affected by way of a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the Arrangement Agreement, High Tide will acquire all of the issued and outstanding META Shares, with each META Shareholder receiving 0.824 of a High Tide Share for each META Share, which implies a price per META Share of $0.133 based on the 10-day volume-weighted average price of the META Shares on the TSX Venture Exchange and High Tide Shares on the Canadian Securities Exchange as of August 20, 2020. After giving effect to the Transaction, META Shareholders will hold approximately 45.625% ownership in the pro forma entity (on a pro forma fully-diluted in-the-money and as converted basis).

The Transaction is subject to, among other things, the approval of META Shareholders at a special meeting (the “Special Meeting”) expected to be convened by META Growth, receipt of required regulatory and court approvals, High Tide Shares listing on the TSXV and other customary conditions of closing. Approval of High Tide shareholders is not required.

ii.	On September 2, 2020, the Company entered into an amended and restated asset purchase agreement (the “Amended Agreement”) to amend the terms of the previously announced asset purchase agreement dated February 14, 2020 (the “Asset Purchase Agreement”) wherein High Tide agreed to sell KushBar retail cannabis assets to Halo Labs Inc., a wholly owned subsidiary of Halo. The Amended Agreement provides for the sale of less assets, namely, the exclusion of cannabis retail stores in the midst of development and development permits, and a lower purchase price of $5.7 million compared to $12 million under the Asset Purchase Agreement. The Amended Agreement reduces the deemed price per Halo share from $0.26 to $0.16, and results in High Tide being paid the consideration for the sale in cash versus Halo securities. The transaction is subject to regulatory approval.

iii.	On September 14, 2020, the Company has entereted into an agremeement with existing lender to extend the term of a $2,000 loan which bears an interest rate of 12% pursuant to a loan agreement dated September 4, 2019. Under the terms of the loan amending agreement, the maturity of the Loan was extended until September 30, 2021. The Company has also entered into a warrant exchange agreement wherein the 1,600,000 warrants the lender originally received as consideration for the Loan under the Loan Agreement, having an exercise price of $0.85 per common share and exercisable for a period of 2 years from the effective date of the Loan, were cancelled and 1,600,000 of new warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021 were issued.